(1) Description of Business

Horace Mann Investors, Inc. (Investors or the Company) is registered as a broker-dealer under the Securities Exchange Act of 1934 and files financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. Investors is a wholly owned subsidiary of Horace Mann Educators Corporation (Parent) and is a member of Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investors Protection Corporation (SIPC).

Investors' has authority to act as a broker/dealer for the sale of variable life insurance, variable annuities, mutual funds, 529 plans, and individual equity securities on a non-solicited basis. In addition, Investors' has the authority to act as a Registered Investment Advisor offering investment advisory services through its affiliation with Raymond James Asset Management Services. The Company has a required net capital of $250,000 to support these activities. Investors operates under SEC Rule 15c3-3(k)(2)(i) and SEC Rule 15c3-3(k)(2)(ii) exemptions, clearing all transactions on a fully disclosed basis. The Firm does not hold customer funds or safekeep customer securities.

Investors serves as a distributor of Horace Mann Life Insurance Company's (HMLIC) variable annuity contracts through registered representatives. Investors also serves as distributor of Ameritas Variable Life Insurance Company's variable universal life contracts, Fidelity mutual funds, American Funds mutual funds and 529 plans, Raymond James mutual funds and managed investment accounts, and mutual funds and group annuity contracts sold through Mid Atlantic Capital Corp. Since Investors receives the majority of commission revenue from the distribution of HMLIC's contracts, it is dependent on the ongoing operations of HMLIC.

The Company's business involves various risks and uncertainties which are based on general business environments. Conditions in the U.S. and international financial markets affect the sale and profitability of securities products. In general, sales of variable annuities decrease when financial markets are declining or experiencing a higher than normal level of volatility over an extended period of time. Therefore, a weak or volatile financial market performance may adversely affect sales of variable annuity products to potential customers and may reduce the market value of existing customers' investments in variable annuity products, in turn reducing the commissions and distribution fees that Investors receives.

(2) Significant Accounting Policies

    (a)   *Use of Estimates*

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period. Actual results could differ from those estimates.

    (b)   *Commissions and Fee Income*

    Investors receives commission revenues from HMLIC and authorized third-party vendor products at the time of sale of these contracts. Fees and commissions are calculated from standard load and breakpoint tables published by the various investment companies. Commission expense is calculated based on contracts with its registered representatives. Investors pays commissions to its registered representatives via Horace Mann Service Corporation (HMSC), an employer service affiliate of HMLIC and Investors. Commissions and fees as well as the related commission expenses are recognized on a trade date basis.

Investors receives monthly distribution payments of 12b-1 fees from SEI Investments Distribution Company, the distributor for the Wilshire Variable Insurance Trust. These distribution payments are calculated monthly based on the net asset value of the funds.

(c)   ***Cash and Cash Equivalents***
Cash and cash equivalents are comprised of cash and money market demand accounts.

(d)   ***Comprehensive Income***
The Company currently has no differences between comprehensive income as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 220, *Comprehensive Income*, and its net income as presented in the Statement of Income.

(e)   ***Income Taxes***
Investors is included in the Parent's consolidated federal income tax return. In accordance with the tax-sharing agreement, its income tax expense or benefit is generally computed as if Investors was filing a separate federal income tax return. Federal income tax balances recoverable or payable are due from or to the Parent.

Deferred tax assets and liabilities are recognized for all future tax consequences attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax items include an allocation of temporary differences from the affiliated companies. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

The Company evaluates deferred tax assets periodically to determine if they are realizable. Factors in the determination include the performance of the business including the ability to generate capital gains from a variety of sources and tax planning strategies. If, based on available information, it is more likely than not that deferred income tax assets will not be realized, then a valuation allowance must be established with a corresponding charge to net income. Charges to establish a valuation allowance could have an adverse effect on the Company's results of operations and financial position.

The Company records liabilities for uncertain tax filing positions in accordance with FASB ASC Topic 740, *Income Taxes*, where it is more-likely-than-not that the position will not be sustainable upon audit by taxing authorities. These liabilities are reevaluated routinely and are adjusted appropriately based upon changes in facts or law. The Company has no unrecorded liabilities from uncertain tax filing positions.

The Company's effective tax rate would be affected to the extent there were unrecognized tax benefits that could be recognized. There are no positions for which it is reasonably possible that the total amount of unrecognized tax benefit will significantly increase within the next 12 months.

(f)   ***Fair Value Measurements***
The Company adopted, in accordance with FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The carrying amount of the assets approximates fair value unless otherwise noted on the Statement of Financial Condition. The fair value of the financial assets (which include cash and cash equivalents) carried at fair value were measured using quoted market prices in active markets (Level 1 inputs).

(g)   ***Subsequent Events***
The Company has evaluated subsequent events through the date these financial statements were issued.

(3)   Transactions with Related Parties

Investors has common management and shares office facilities with the Parent and other subsidiaries, and is a party to several intercompany service agreements. Under these agreements, Investors paid $1,760,624 for the management, administrative and data processing services, and utilization of personnel in 2015. Intercompany balances are settled monthly. Investors receives service fees for certain administrative services performed for the Parent and other affiliated companies. The terms of the service contracts are determined by management and may be modified annually.

In 2015, Investors recognized $8,422,077 of commission income for the sale of HMLIC variable annuity contracts. Investors also earned $100,000 in administrative services fees from HMLIC.

(4)   Income Taxes

Investors paid income tax of $142,569 to the Parent in 2015.

Income tax liability:

	2015
Current liability	$(25,629)
Deferred asset	36,131
Net income tax asset	$ 10,502

The "temporary differences" that give rise to the deferred tax balances at December 31, 2015 were as follows:

Deferred tax assets:

Pension and employee benefits	$ 31,193
Non-deductible accruals	6,488
Other	7,846
Total gross deferred tax assets	45,527
Deferred tax liabilities:	
Deferred state tax	2,746
Fixed assets	6,639
Investment income	11
Total gross deferred tax liabilities	9,396
Net deferred tax asset	$ 36,131

Based on the Company's historical earnings, future expectations of adjusted taxable income, as well as reversing gross deferred tax liabilities, the Company believes it is more likely than not that gross deferred tax assets will be fully realized and that a valuation allowance with respect to the realization of the total gross deferred tax assets is not necessary.

At December 31, 2015, the Company had no capital or net operating loss carryforwards.

The components of the income tax expense for 2015 were as follows:

Current	$ 143,356
Deferred	(24,483)
Total income tax expense	$ 118,873

Income tax expense differed from the expected tax computed by applying the federal corporate rate of 35% to income before income taxes as follows:

Expected federal tax on income	$ 103,539
Add tax effects of:	
Allocated non-deductible expenses	2,174
Provision to return adjustment	34
State tax expense (net)	13,126
Total income tax expense	$ 118,873

The Company's federal income tax returns for years prior to 2012 are no longer subject to examination by the IRS.

The Company classifies all interest and penalties as income tax expense. As of December 31, 2015, the Company has recorded $0 in liabilities for tax related interest and penalties on its Statement of Financial Condition.

(5) Employee Pension and Postretirement Benefits

All of Investors personnel are employees of HMSC. Salaries, pension and related benefits are allocated by HMSC to Investors for these services. Employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by the Parent. The Parent sponsors three qualified and two non-qualified retirement plans. Substantially all employees participate in the 401(k) and qualified non-contributory defined contribution plans. Employees, who were hired prior to 1998, have a vested accrued benefit in a frozen qualified defined benefit plan. Certain employees participate in a non-qualified defined contribution plan while certain retirees are receiving benefits under the frozen non-qualified defined benefit plan. Expense allocated by HMSC to Investors in 2015 for the qualified and non-qualified plans total $55,728 and $7,451, respectively.

Effective January 1, 2015, the Parent terminated the non-contributory defined contribution plan and began matching each dollar of employee contributions in the 401(k) plan up to a 5% maximum – in addition to maintaining the automatic 3% "safe harbor" contribution. The new matching company contribution vests after 5 years of service.

Participants' ceased accruing benefits for earnings and years of service in the frozen qualified defined benefit plan in 2002. The Parent's policy for the frozen defined benefit plan is to contribute to the plan amounts which are actuarially determined to provide sufficient funding to meet future benefit payments as defined by federal laws and regulations.

All assets for the qualified plans are held in their respective plan trusts.

The non-qualified plans were established for specific employees whose otherwise eligible earnings exceeded the statutory limits under the qualified plans. Benefit accruals under the non-qualified defined benefit plan were frozen in 2002 and all participants are currently in payment status. Both the non-qualified frozen defined benefit plan and the non-qualified contribution plan are unfunded plans with contributions made at the time payments are made to participants.

(6) Net Capital Requirement

Investors, as a broker-dealer, is subject to the SEC's net capital requirements. Those requirements prohibit a broker-dealer from engaging in any securities transaction at a time when (a) its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined in Rule 15c3-1; or (b) its net capital is less than the minimum required. At December 31, 2015, Investors' net capital and required net capital were $1,242,199 and $250,000, respectively, and its ratio of aggregate indebtedness to net capital was .29 to 1.